Item 3
[Logo] Companhia
       Vale do Rio Doce
                                                                  Press Release


                           Joint Acquisition of CAEMI

Rio de Janeiro, October 30, 2001 - Today the European Commission in Brussels approved Companhia Vale do Rio Doce (CVRD) and Mitsui & Co., Ltd. (Mitsui) joint acquisition of the Brazilian mining concern CAEMI Mineracao e Metalurgia S.A. (Caemi). Once the transaction is completed CVRD and Mitsui will each own 50% of Caemi's voting shares.

CVRD welcomes the European Commission's decision to approve the transaction. Commenting on the decision, Roger Agnelli, Chief Executive Officer of CVRD, said: "CVRD is delighted that the European Commission have recognized the positive impact that this transaction will have for iron ore customers."

The European Commission cleared the transaction on the basis of an undertaking to divest Caemi's joint holding in Quebec Cartier Mining Company (QCM), a Canadian iron ore and pellet producer. This undertaking addresses the only competition concerns identified by the European Commission.

Caemi is a Brazilian company, headquartered in Rio de Janeiro, which holds equity investments in iron ore, kaolin, refractory bauxite and railroad transportation.




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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.